Exhibit 4.27

DUKE UNIVERSITY

OPTION AGREEMENT

THIS AGREEMENT is entered into between DUKE UNIVERSITY (hereafter referred to as “DUKE”), an institution of higher education having offices at Durham, North Carolina 27710 and Medifocus Inc. (hereafter referred to as “COMPANY”), a corporation incorporated under the laws of Ontario, Canada, and having a principal place of business at 10240 Old Columbia Rd. Suite G Columbia, Maryland 21046.

RECITALS

A. DUKE is the owner of certain Patent Rights, hereafter defined, relating to the DUKE invention disclosure titled “A Method for Selective Expression of Therapeutic Genes in Cancer Cells by Hyperthermia”, which is further identified as DUKE File #1519 (hereafter referred to as the “INVENTION”); and

B. COMPANY wishes to obtain an option to negotiate a license under the Patent Rights, and DUKE is willing to grant such option upon the terms and conditions set forth below:

NOW THEREFORE, in consideration of the mutual promises set forth below, DUKE and COMPANY agree as follows:

1.	Definitions: As used in this Option Agreement, the following terms have the following meanings:

(a)	“Patent Rights” means (a) the patents and patent applications listed in Appendix A (hereafter referred to as “Patent Applications”); (b) any patent (US or foreign) issuing on any such Patent Applications; and (c) all divisions, continuations, continuations-in-part (but only to the extent that the subject matter of each such continuation-in-part application is described in and enabled by the disclosure of the Patent Applications), re-examinations, reissues, substitutions, or extensions thereof and patent issuing from those things described in (a) or (b) above. It is understood and agreed that subject matter that is patentable distinct from the subject matter described within the Patent Applications is not within the scope of the Patent Rights even though that patentable distinct subject matter may fall within the scope of one or more claims of the Patent Applications. For avoidance of doubt, patentable distinct improvements relating to the subject matter of the Patent Applications are not Patent Rights under this Agreement.

(b)	“Option Period” means the period commencing on the Effective Date of this Option Agreement and ending at the close of business at DUKE on January 1, 2016.

(c)	“Effective Date” means May 1st, 2015.

2. Disclosure and Evaluation:

(a)	Within a reasonable time after the Effective Date, DUKE will provide COMPANY with a copy of any U. S. patents or patent applications relating to the INVENTION and any other information about the INVENTION that DUKE believes will be useful to COMPANY’s assessment of the INVENTION under the terms of Article 16 hereof. COMPANY will, based upon such disclosure and/or any other disclosure made in accordance with Article 16 hereof, evaluate the technical, economic, and commercial qualities of the Patent Rights and INVENTION.

(b)	DUKE will also furnish to COMPANY reasonable opportunity to confer with the Inventor(s) of the Patent Rights and INVENTION.

(c)	The right to evaluate the Patent Rights does not include the right to sell, disclose or otherwise furnish to any third party any product made using the Patent Rights.

(d)	Except as expressly provided for herein, the option granted hereunder does not confer any rights upon COMPANY by implication, estoppel or otherwise as to any technology or intellectual property (including, but not limited to, know-how, patent applications, patents, and the like) held by DUKE.

3. Consideration:

a.	As consideration for the Option granted COMPANY in Article 4 hereof, Company must pay DUKE a non-refundable, but fully creditable (upon exercise of the Option) Option Fee in the amount of $10,000 (Ten Thousand Dollars) within thirty (30) days of the Effective Date. Failure to pay said Option Fee will result in immediate termination of this Option Agreement.

b.	Any amounts paid under this Article are not refundable under any circumstances except they are creditable against future payments owed to Duke in the event that this Option is executed by Company. All payments due to Licensor under this Agreement must cite “DUKE File #1519 and must be made payable to “DUKE University” (EIN 56-0532129). If payments are made by wire, the wiring instructions below must be followed. Payments made by check, as well as any notices, must be sent to Licensor at the following address:

For delivery via the U.S. Postal Service:

DUKE UNIVERSITY

BOX 90083

Durham, NC 27708

Attn: Agreements Manager

Bank Wire or ACH Payment Instructions:

Bank:	Wells Fargo Bank, N.A.
301 S. Tryon Street
Charlotte, NC 28282, USA
ABA #:	121000248 (Domestic wires only)
Swift Code:	WFBIUS6S (Foreign wires only)
Beneficiary:	Duke University Concentration Account
Account #:	202374-0253053
Attention:	Office of Licensing & Ventures, 919-681-7583*

*	This data must appear to ensure payment is credited to your account.

Note: All related fees are the responsibility of the payer.

Licensee’s contact information regarding invoices and payments:

Name:	Jennifer D’Andrea

Institution:	Medifocus, Inc.

Address:	10240 Old Columbia Rd. Suite G

Columbia, MD 21046

Phone number:	410-290-5734

Fax number:	410-290-7255

Email:	jdandrea@medifocusinc.com

4. Option: DUKE grants to COMPANY, and COMPANY accepts, a non-transferable exclusive Option to negotiate an exclusive license to the Patent Rights in the Field of Cancer and the Territory of Worldwide, said license to be in accordance with Article 6 of this Agreement. COMPANY may exercise the Option at any time during the Option Period, but only by giving written notice of its exercise of the Option to DUKE. DUKE retains the right to practice under the Patent Rights for its own educational, research, and clinical purposes without restriction and without payment of royalties or other fees, including, but not limited to, the right (a) to provide the Patent Rights to governmental laboratories and to other non-profit or not-for-profit institutions and (b) to perform research for non-commercial purposes without restriction and without payment of royalties or other fees.

5. Termination:

(a)	If the Option granted by DUKE under Article 4 is not exercised by COMPANY, this Agreement terminates upon the expiration of the Option Period.

(b)	COMPANY may terminate the Option at any time by notifying DUKE in writing of its decision not to exercise said Option.

(c)	If this Agreement is terminated in accordance with the immediately preceding subsection 5(b), COMPANY must promptly return to DUKE any and all documents and/or patent applications that have been sent to COMPANY pursuant to this Option Agreement, including any complete or partial copies thereof made by or on behalf of the COMPANY.

6. License: Any license negotiated between COMPANY and DUKE as a result of this Option Agreement (i) will be negotiated in good faith; (ii) may be limited by any rights of the U.S. government which may arise out of the government’s sponsorship of research leading to the Patent Rights and INVENTION; and (iii) will provide for DUKE’s continued right to make, have made, or use Patent Rights and INVENTION for its own research, clinical, and educational purposes as described in Article 4. The terms of such license will include, but not be limited to, fees; royalty provisions; due diligence requirements; mandatory sublicensing or grant-back requirements for applications of Patent Rights that COMPANY does not elect to pursue; payment of historic and ongoing patent expenses; and any other terms as mutually agreed upon by the parties hereto.

7. Default: If the COMPANY fails to perform or fulfill at the time and in the manner herein provided, any obligation or condition required to be performed or fulfilled by COMPANY hereunder, and if COMPANY fails to remedy such default within thirty (30) days after written notice thereof from DUKE, DUKE will have the right to terminate this Option Agreement by written notice of termination to COMPANY. Any termination of this Agreement pursuant to this Article is in addition to, and is not exclusive of or prejudicial to, any other right or remedies at law or in equity that DUKE may have on account of the default of COMPANY.

8. Survival of Terms: The provisions of Articles 1, 5(b), 5(c), 8, 9, 11, 12, 13, 15, 16, 17, 18, 20, and 21 shall survive the termination or expiration of this Option Agreement.

9. Governing Law: This Agreement is entered into in the State of North Carolina and must be interpreted in accordance with and its performance governed by the laws of the State of North Carolina, without reference to its choice of law provisions. The parties hereby submit to the jurisdiction of the courts of North Carolina in all matters concerning this Agreement.

10. Non-assignability: Any assignment by COMPANY of this Agreement or of any of the rights granted to it hereunder, without the written consent of DUKE, is void.

11. Notices: Any notice to either party must be in writing, and signed by the party giving it. Written notice may be served only in one of the following ways: (1) by hand, obtaining a receipt for delivery, (2) through the United States Mail, postage prepaid, certified, return receipt requested, or (3) through Federal Express, Express Mail, or other expedited mail or package service, if a receipt showing the delivery has been retained, addressed as follows (or to such address as either party later specifies, in writing:

DUKE	LICENSEE

Notices of a technical nature:	Augustine Y. Cheung
Medifocus Inc.
10240 Old Columbia Rd. Ste G
Columbia, MD 21046

All payments and non-technical notices:
Agreements Manager	Jennifer D’Andrea
Office of Licensing & Ventures	Medifocus Inc.
Box 90083	10240 Old Columbia Rd. Ste G
Duke University	Columbia, MD 21046
Durham, NC 27708

12. Warranties: DUKE MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF (A) MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE or (B) VALIDITY OF PATENT RIGHTS CLAIMS ISSUED OR PENDING. FURTHER, DUKE MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, THAT THE USE OF INVENTION AND/OR PATENT RIGHTS WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHT NOT INCLUDED IN THE PATENT RIGHTS.

13. Indemnification: COMPANY must indemnify DUKE, its employees and officers and must hold such parties harmless from any action, claim, or liability, including without limitation liability for death, personal injury, and/or property damage, arising directly or indirectly from COMPANY’s possession, testing, screening, distribution or other use of Patent and/or from COMPANY’s publication or distribution of test reports, data, and other information relating to said items.

14. Non-Commercial Use: COMPANY promises to allow use of INVENTION and Patent Rights solely by its authorized personnel and solely for the purpose of ascertaining its interest in pursuing licensing negotiations with DUKE. Further, COMPANY may not employ the INVENTION or Patent Rights for any gain during the Option Period or thereafter, unless COMPANY obtains a duly executed license to Patent Rights from DUKE.

15. Confidentiality: COMPANY agrees to accept all information, samples, documents, and other disclosures from DUKE hereunder (hereinafter “Confidential Information”) on a confidential basis only, and may not use Confidential Information for its commercial benefit (except for technical and economic evaluation internal to COMPANY). COMPANY further agrees that it will keep in confidence and not disclose Confidential Information to a third party or parties for a period of five (5) years from the date of receipt of the Confidential Information. Any obligation of COMPANY set forth in this Section 15 does not apply to any of the Confidential Information which:

(a) are or hereafter become a part of the public knowledge through no fault of COMPANY;

(b) the COMPANY can demonstrate were in its possession prior to the time of disclosure by DUKE;

(c) the COMPANY can demonstrate were received by it from a third party who has a legal right to make such a disclosure; or

(d) the COMPANY can demonstrate by written evidence were developed by the COMPANY independently of the disclosure of Confidential Information by DUKE.

16. Transfer: DUKE does not transfer by operation of this Agreement, or by implication or otherwise, any rights it now has or hereafter acquires in the INVENTION.

17. Use of DUKE’s Name: Under no circumstances may COMPANY use any trade-name, personal name, trademark, trade device, service mark, symbol, image, icon, or any abbreviation, contraction or simulation thereof belonging to DUKE or its employees in any advertisement, press release, or publicity without prior written approval of DUKE.

18. Data Sharing: COMPANY agrees that at the end of its evaluation hereunder, it will provide to DUKE a written summary report of all its findings about the INVENTION and/or Patent Rights.

19. Notification of Lack of Commercial Interest: COMPANY will promptly notify DUKE during the Option Period, or any extension thereof, if it determines that it has no commercial interest in the INVENTION.

20. Assignment. This Agreement may not be assigned or transferred by either party without the prior written consent to the other party hereto.

21. Waiver. Failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of such rights nor shall a waiver by either party in one or more instances by construed as constituting a continuing waiver or as a waiver in other instances.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

DUKE UNIVERSITY		Medifocus Inc.

By:	/S/ Rose Ritts	By:	/S/ Augustine Y. Cheung
Rose Ritts, Ph.D., Executive Director,
	Office of Licensing & Ventures	Name:	Augustine Y. Cheung

		Title:	Chief Executive Officer

Date:	April 10, 2015	Date:	April 6, 2015